Exhibit 99.2

VOTE ON INTERNET Go to http : //www . vstocktransfer . com/proxy Click on Proxy Voter Login and log - on using the below control number . The voting polls will be open until 11 : 59 p . m . (Eastern Time) February 2 , 2026 . CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 the Extraordinary General Meeting of Shareholders to be held on February 4 , 2026 at 2 : 00 p . m . (Singapore Time) at Genting Hotel Jurong, Orchid Room, Level 1 , 2 Town Hall Link, Singapore 608516 . Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting of Shareholders Proxy Card - Davis Commodities Limited DETACH PROXY CARD HERE TO VOTE BY MAIL The Board of Directors recommends a vote “FOR” Proposal 1. Proposal 1: To approve the following as an ordinary resolution, that: (a) the share consolidation of the Company’s issued and unissued class A ordinary shares of par value US $ 0 . 000000430108 each in the Company (the “Class A Ordinary Shares”) and class B ordinary shares of par value US $ 0 . 000000430108 each in the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”) at a ratio of not less than one (1) - for ten (10) and not more than one (1) - for - twenty (20) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within one year after the date of the Meeting (the “Share Consolidation”) be and is hereby approved ; (b) the directors of the Company (the “Directors”) be and are hereby authorised to, in respect of any and all fractional entitlements to the issued consolidated Shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing, capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Ordinary Shares and/or Class B Ordinary Shares of the Company to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation ; and (c) the Directors be and are hereby authorised to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or to give effect to and implement the Share Consolidation and instructing the registered office provider or transfer agent of the Company to update the register of members of the Company and to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation . FOR AGAINST ABSTAIN Signature Signature, if held jointly Date Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999

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Davis Commodities Limited Extraordinary General Meeting of Shareholders February 4, 2026 2:00 P.M. Singapore Time DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of Davis Commodities Limited (the “Company”) hereby acknowledges receipt of the Notice of Extraordinary General Meeting (the “Meeting”) and the accompanying Proxy Statement, each dated January 23 , 2026 . The undersigned hereby appoints the proxy holder, or, if no proxy holder is designated, Li Peng Leck, as proxy, with authority to attend the Meeting on behalf of the undersigned and, as specifically directed herein, to represent and vote all ordinary shares of the Company that the undersigned would be entitled to vote if personally present at the Meeting . The Meeting will be held on February 4 , 2026 , at 2 p . m . (Singapore Time), at Genting Hotel Jurong, Orchid Room, Level 1 , 2 Town Hall Link, Singapore 608516 , including any adjournment or postponement thereof . This proxy, when properly executed, dated, and returned, will be voted strictly in accordance with the instructions provided below . If no direction is made, the proxy will be voted “FOR” each proposal and in the discretion of the proxy with respect to such other business as may properly come before the meeting . PLEASE INDICATE YOUR VOTE AND SIGN ON THE REVERSE SIDE.

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